# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dayforce, Inc., CIK 0001725057
CUSIP: 15677J108
Title of class of securities: Common stock, $0.01 par value
Address of issuer's principal executive offices: 3311 East Old Shakopee Road, Minneapolis, Minnesota (MN), 55425
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-24-005243
Filed by CIK 0001481669

## Reporting persons
- EdgePoint Investment Group Inc.: type of reporting person: investment adviser (IA), non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 11,093,021; shared voting power 5,151,469; sole dispositive power 11,093,021; shared dispositive power 5,151,469; aggregate amount beneficially owned 16,244,490 (10.2% of the class)

## Item 1. Issuer
Name of issuer: Dayforce, Inc.
Address of issuer's principal executive offices: 3311 East Old Shakopee Road, Minneapolis, Minnesota 55425

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of EdgePoint Investment Group Inc. with respect to the Common Stock, with $0.01 par value (the "Common Stock"), of Dayforce, Inc. (the "Issuer").
EdgePoint acts as investment manager to, and exercises investment discretion with respect to the Common Stock directly owned by, a number of private investment funds and mutual fund trusts.
Address of principal business office or, if none, residence: 150 Bloor Street West, Suite 700, Toronto, Ontario M5S 2X9, Canada
Citizenship: Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Non-US Investment Advisor

## Item 4. Ownership
Amount beneficially owned: 16,244,490
Percent of class: 10.2%
Sole power to vote or to direct the vote: 11,093,021
Shared power to vote or to direct the vote: 5,151,469
Sole power to dispose or to direct the disposition: 11,093,021
Shared power to dispose or to direct the disposition: 5,151,469

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- EdgePoint Investment Group Inc.: Sayuri Childs, Sayuri Childs / Chief Compliance Officer (07/07/2025)